Unaudited Interim Consolidated Financial Statements
United States GAAP Disclosures

Magna International Inc.
March 31, 2003 and 2002

1.     BASIS OF PRESENTATION

  Magna International Inc. (the "Company") prepares its unaudited interim consolidated financial statements in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP"), which are in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 4 below. U.S. GAAP also requires certain disclosures in interim financial statements that differ from Canadian GAAP.

  The enclosed U.S. GAAP disclosures should be read in conjunction with the 2002 annual consolidated financial statements included in Exhibit 19 in the Company's Report on Form 6-K dated April 2, 2003 and the Canadian GAAP unaudited interim consolidated financial statements for the three-month period ended March 31, 2003 in the Company's Form 6-K dated May 27, 2003.

2.     INVENTORIES

  Inventories consist of:

March 31, 2003
Raw materials and supplies	$337
Work-in-process	123
Finished goods	142
Tooling and engineering	399

$1,001

  Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

3.     CONTINGENCIES

  (a)
  In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

    •
    breach of fiduciary duty by the Company and two of its subsidiaries;

    •
    breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

    •
    the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ("TRW") and other unrelated third party automotive supplier defendants of such technology in North America;

    •
    a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

    The plaintiffs are seeking, amongst other things, damages of approximately Cdn $3.5 billion. The Company has filed an amended statement of defence and counterclaim. Document production is underway and examinations for discovery have commenced. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

  (b)
  A customer of one of the Company's publicly traded subsidiaries, Intier Automotive Inc. ("Intier"), is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by Intier to the customer. The product in question is supplied to Intier by another large unrelated supplier that Intier was directed to use by its customer. The customer has claimed that the warranty and future recall costs could aggregate up to $42 million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although Intier cannot provide assurance that this will be the case.

  (c)
  In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an on-going basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

  (d)
  In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company's products, to date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

4.     RECONCILIATION FROM CANADIAN GAAP TO U.S. GAAP

  The Company's accounting policies as reflected in the Canadian GAAP unaudited interim consolidated financial statements do not materially differ from U.S. GAAP except for:

  (a)
  Joint Ventures

    The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

  (b)
  Financial Instruments

    The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity. In addition, the Company's Preferred Securities are recorded entirely as shareholders' equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

  (c)
  In-House Tooling and Engineering

    In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000 for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement.

    For the three-month period ended March 31, 2003, revenues and expenses under U.S. GAAP are lower by $32 million (2002 — $23 million) and $31 million (2002 — $21 million), respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the three-month period ended March 31, 2002 includes $2 million (2002 — $15 million) in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

  (d)
  Derivative Instruments

    The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, Canadian dollar and euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

    Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

    Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, Canadian dollar and euro outflows and inflows.

    Accordingly, the Company has recorded a charge to income of $26 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, upon adoption of FAS 133, the Company recorded a cumulative adjustment to other comprehensive income of $9 million as of January 1, 2001 of which $1 million and $5 million has reversed through income during 2002 and 2001, respectively.

    The Company has reviewed its other commercial contracts outstanding as at March 31, 2003 and has determined that there are no embedded derivatives as defined in FAS 133.

  (e)
  Stock-Based Compensation

    The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). Under APB 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense.

    In addition, under FAS 123, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company.

    Under the new rules of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments ("CICA 3870") prospectively adopted by the Company effective January 1, 2002, the same treatment is now applicable for Canadian GAAP purposes. Prior to January 2002, for Canadian GAAP purposes, stock repurchased by the Company was considered to be a capital transaction and recorded in retained earnings and when stock options were issued to non-employees no compensation expense was recognized because the options had no intrinsic value at the time of issuance.

    The new rules under CICA 3870 are substantially harmonized with the existing U.S. GAAP rules contained in APB 25 and FAS 123; however, in accordance with the transitional provisions, the Company has decided to apply the new rules on a prospective basis to awards granted subsequent to January 1, 2002. As such, the amount of compensation expense for proforma disclosures under U.S. GAAP will differ from that calculated for Canadian GAAP until all options granted prior to January 1, 2002 have fully vested and all related compensation expense has been recorded for U.S. GAAP purposes.

    In addition, under Emerging Issues Task Force 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44", when stock options are issued after January 18, 2001 and are denominated in multiple currencies, the Company must record compensation expense. Given that the Company has adopted the new recommendations of CICA 3870 on a prospective basis, no compensation expense has been, nor will be, recognized under Canadian GAAP for options denominated in multiple currencies that were issued between January 18, 2001 and December 31, 2001.

  (f)
  Cumulative Translation Adjustment

    Under U.S. GAAP, Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("FAS 52"), the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from the payment of dividends.

  (g)
  Electricity Swap Contracts

    As more fully described in note 22(b) to the Company's consolidated financial statements for the year ended December 31, 2002, the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase requirements in Ontario, Canada. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedge transaction. For U.S. GAAP purposes only, the Company reflects the estimated fair value of the swap contracts on the balance sheet with an offsetting adjustment to other comprehensive income.

  (h)
  Goodwill and Other Intangible Assets

    As more fully described in note 2(c) to the Company's consolidated financial statements for the year ended December 31, 2002, the Company has prospectively adopted the new Canadian GAAP recommendations related to goodwill and other intangible assets. The Canadian GAAP recommendations are the same as the U.S. GAAP requirements on business combinations ("FAS 141") and goodwill and other intangible assets ("FAS 142"). The principles of FAS 141 and 142 are the same as Canadian GAAP except that, under Canadian GAAP the net goodwill writedown of $42 million has been charged to January 1, 2002 opening retained earnings. Under U.S. GAAP, the net goodwill writedown of $42 million has been applied as a cumulative adjustment to net income as of January 1, 2002.

  (i)
  Change in Reporting Currency

    Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

  (j)
  The following table presents net income and earnings per share information following U.S. GAAP:

	Three-month periods ended March 31,
	2003	2002
Net income under Canadian GAAP	$162	$153
Adjustments (net of related tax effects):
Additional interest expense and foreign exchange gains (losses) on subordinated debentures and Preferred Securities (b)	(4)	(6)
In-house tooling and engineering (c)	(1)	(1)
Derivative instruments (d)	—	6
Compensation expense (e)	11	(6)
Translation gain realized on the reduction of the net investment in foreign subsidiaries (f)	(1)	—

Net income under U.S. GAAP before cumulative catch-up adjustments	167	146
Cumulative adjustment for change in accounting policy related to goodwill (h)	—	(42)

Net income under U.S. GAAP	167	104
Other comprehensive income (loss):
Foreign currency translation adjustment	145	2
Derivative instruments recorded in other comprehensive income (d), (g)	12	(5)

Comprehensive income under U.S. GAAP	$324	$101

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic
Before cumulative catch-up adjustments	$1.75	$1.75
Cumulative catch-up adjustments (h)	—	(0.50)

After cumulative catch-up adjustment	$1.75	$1.25

Diluted
Before cumulative catch-up adjustments	$1.75	$1.64
Cumulative catch-up adjustments (h)	—	(0.46)

After cumulative catch-up adjustment	$1.75	$1.18

  Earnings per share data were computed as follows:

	Three-month periods ended March 31,
	2003	2002
Basic earnings per Class A Subordinate Voting or Class B Share — After cumulative catch-up adjustments
Net income under U.S. GAAP	$167	$104

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	95.6	83.4

Basic earnings per Class A Subordinate Voting or Class B Share	$1.75	$1.25

Diluted earnings per Class A Subordinate Voting or Class B Share — After cumulative catch-up adjustments
Net income under U.S. GAAP	$167	$104
Adjustments (net of related tax effects):
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	3

	$167	$107

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	95.6	83.4
4.875% Convertible Subordinated Debentures	—	6.5
Stock options	0.2	0.7

	95.8	90.6

Diluted earnings per Class A Subordinate Voting or Class B Share	$1.75	$1.18

(k)
The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	March 31, 2003
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$622	$4	$—	$3	$—	$629
Other accrued liabilities	$221	$—	$46	$(3)	$(3)	$261
Future tax liabilities, net	$156	$4	$(16)	$3	$—	$147
Subordinated debentures	$—	$247	$—	$—	$—	$247
Debentures' interest obligation	$108	$(108)	$—	$—	$—	$—
Preferred Securities	$—	$282	$—	$—	$—	$282
Minority Interest	$817	$(71)	$—	$—	$—	$746
Shareholders' equity:
Capital stock	$2,490	$5	$—	$—	$140	$2,635
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	65	(65)	—	—	—	—
Retained earnings	2,696	30	(29)	(20)	125	2,802
Accumulated other comprehensive loss	165	(43)	(1)	23	(262)	(118)

Shareholders' equity	$5,693	$(350)	$(30)	$3	$3	$5,319

(l)
Variable Interest Entities

  One of the Company's German subsidiaries has entered into an operating lease for a new facility currently under construction. Construction costs are estimated at approximately $12 million. Such facility is owned by a partnership that has been substantially debt financed to fund the construction. The partnership is owned directly and indirectly by a leasing company. The partnership has entered into a lease agreement with the leasing company which in turn has entered into a sub lease with the Company's German subsidiary. Such sublease is for a term of 19 years with a 5-year renewal option. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement.

(m)
As more fully described above, the Company has elected to adopt the new recommendations of CICA 3870 to awards granted subsequent to January 1, 2002. As such, for U.S. GAAP, the proforma disclosure calculation will differ as they include fair value calculations on all options granted under the plan and in accordance with the applicable vesting provisions therein.

  Despite the limitations in its effectiveness as a reliable single model for determining the fair value of the Company's stock options, the Company uses the Black Scholes option pricing model for estimating the fair value of stock options at the date of grant.

  For purposes of U.S. GAAP proforma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been:

	Three-month periods ended March 31,
	2003	2002
Proforma net income after cumulative catch-up adjustments attributable to Class A Subordinate Voting and Class B Shares	$160	$92

Proforma earnings per Class A Subordinate Voting or Class B Share after cumulative catch-up adjustments
Basic	$1.67	$1.10
Diluted	$1.67	$1.02

  (n)
  Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

  Canadian GAAP standards:

  In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

  In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

  During 2003, the Emerging Issues Committee of the CICA issued EIC-134, "Accounting for Severance and Termination Benefits" ("EIC 134") and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)" ("EIC 135"). EIC 134 and EIC 135, which are applicable to exit or disposal activities initiated after March 31, 2003, require that termination and other costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred and conform the accounting for such costs between Canadian GAAP and U.S. GAAP.

  The adoption of EIC 134 and EIC 135 will not have an immediate accounting impact on the Company's consolidated financial statements. Although the Company is currently reviewing CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

  United States GAAP standards:

  During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

  During 2002, FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

  During 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that financial instruments within its scope be classified as a liability or, in some circumstances, an asset. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

  In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

  During 2003, the Emerging Issues Task Force ("EITF") finalized Abstract "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses how to account for arrangements that involve the delivery or performance of multiple products and services. EITF 00-21 is effective for agreements entered into in fiscal periods beginning after June 15, 2003.

  The Company adopted FAS 143, FAS 146 and the recognition and measurement requirements of FIN 45 effective January 1, 2003. The adoption of these pronouncements had no immediate accounting impact on the Company's consolidated financial statements. Although the Company is currently reviewing FAS 150, EITF 00-21 and the consolidation requirements of FIN 46, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.